082-04421





EASTMAIN

SUPPL

NEWS RELEASE

TSX Symbol: ER
January 21, 2010

Eau Claire Assays & Metallurgy
Up to 12.07 g/t Au over 5.5 m
95.7 to 98.8% Gold recoveries

Eastmain Resources Inc. (TSX:ER) is pleased to announce assay data from the last 16 drill holes of 2009 and additional metallurgical test results from its Eau Claire Gold Deposit, located in James Bay, Québec.

Holes 229 through 244 intersected **42 gold-bearing** quartz-tourmaline **veins,** including **numerous intersections containing over one-half ounce of gold.** (Table 1). Additional metallurgical test work by SGS Lakefield Research on the P, JQ, R and S Veins indicates impressive total gold recoveries (gravity + flotation + cyanidation), ranging from approximately **95.7 to 98.8%.** Further testing to determine other metallurgical parameters and optimal processing is still underway. As previously reported, high concentrations of the rare metals tellurium and bismuth occur as byproducts in gold-bearing veins at Eau Claire.

48 HQ holes totaling 14,619 metres were completed during the 2009 second phase program. Drill holes reported herein intersected the Main Group of Veins (P, JQ, R and S) near surface and the T Vein group of veins at depth.

Assay highlights include:

- 14.05 g/t Au over 1.0 m, including **17.75 g/t Au (0.52 oz/ton)** over 0.5 m (ER09-231)
- **7.50 g/t Au over 8.0 m**, including **60.90 g/t Au (1.78 oz/ton)** over 0.5 m (ER09-232)
- **12.07 g/t Au over 5.5 m**, including **41.10 g/t Au (1.20 oz/ton)** over 0.5 m (ER09-233)
- 8.02 g/t Au over 2.0 m, including **16.65 g/t Au (0.49 oz/ton)** over 0.5 m (ER09-234)
- **14.27 g/t Au** over 1.5 m, including **39.60 g/t Au (1.16 oz/ton)** over 0.5 m (ER09-235)
- **25.80 g/t Au** over 1.0 m, including **44.10 g/t Au (1.29 oz/ton)** over 0.5 m (ER09-236)
- 7.05 g/t Au over 3.5 m, including **26.70 g/t Au (0.78 oz/ton)** over 0.5 m (ER09-237)
- **15.04 g/t Au** over 1.0 m including **29.30 g/t Au (0.86 oz/ton)** over 0.5 m (ER09-240)

Additional drilling is necessary to evaluate the resource potential of the T-Vein series. Holes ER09-235 to 239, 242 and 243 each intersected high-grade T-Vein intervals at vertical depths ranging from approximately 115 to 225 metres (152 to 283 metres down hole). ER09-236 intersected a one-metre-thick quartz-tourmaline vein containing **40 grains of visible gold** grading **25.80 g/t Au**, 50 metres down-dip from ER08-118, which assayed **29.74 g/t Au across a 1.50 metre interval**. ER09-237 intersected multiple high-grade T-Vein intervals (T5, T6 and T7) 50 metres down-dip of ER08-145, which returned **24.57 g/t Au over 3.0 metres**. ER09-239 intersected 0.83 g/t Au across 12.5 metres down-dip of ER08-136, which assayed **17.99 g/t Au across 4.7 metres** and of ER08-148, which returned up to **15.49 g/t Au over 3.0 metres** in T Vein intervals.

A total of 21,276 metres (68 HQ drill holes) were drilled in 2009 to expand the Eau Claire gold resource within the upper 300 metres. Over the last two years more than **25% of all vein intercepts drilled contain over one ounce gold per ton. 70%** of all gold-enriched vein and schist material intersected at Eau Claire within this period contains **one-half (0.50) ounce gold per ton** over an average thickness of 1.34 metres.

dlw 2/4

Within the past 24 months, **500 gold-bearing** quartz-tourmaline vein intervals with an **average grade of 12.4 g/t Au (0.36 oz/ton)**, at an average thickness of 1.37 metres, have been intersected within the upper one-third of the deposit. **400 vein intervals** contain an **average grade of 15.2 g/t Au (0.44 oz/ton)**; **300 vein intervals averaged 18.4 g/t Au (0.54 oz/ton)**; **200 vein intervals** contain an average of **24.6 g/t Au** or **0.72 oz/ton**; **100 vein intervals** contain **42.6 g/t Au (1.25 oz/ton)** and **50** intersections have an average of **66.4 g/t Au** or **1.94 oz/ton** (Table 2).

The Eau Claire deposit hosts a large number of exceptionally high-grade gold veins, from which three recent cyanidation tests of gravity tailings, completed by SGS Lakefield Research Limited, yielded excellent gold extractions. The finest grind material (P_{80} = 20 µm, microns) gave a leach gold extraction of 98% which, when included with the gold recovered from gravity separation, gives a combined recovery of 98.8%. The coarsest grind test completed (P_{80} = 121 µm) gave a cyanide leach gold extraction of 93% which, when added to the gold recovered by gravity separation, gave an overall gold recovery of 95.7%. Acid base accounting tests confirmed that waste from veins processed at SGS is non-acid generating and therefore does not pose any environmental liability.

The most recent resource estimate for the Eau Claire gold deposit, completed in 2005, was based on 182 gold-bearing vein intercepts. Drilling over the past two years has intersected 500 gold-bearing veins at a significantly higher grade than the previous estimate, within the upper 1/3 of the deposit. A substantial number of the current drill intercepts are from the T-Vein group, which is located north of the previous resource limits.

Definition drilling is still required to evaluate the resource potential of a high-grade vein system in the 850 West Zone and the newly discovered Boomerang Prospect, located approximately one-half kilometre east of the eastern margin of Eau Claire. Continued drilling is also warranted to expand the gold resource within main deposit and T-Vein group of veins at depth. Metallurgical test-work currently underway will be integrated with an updated resource calculation in 2010. Deposit and property scale drilling and surface exploration work is planned to continue throughout the year.

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has $16.5 Million in working capital, no debt and holds an interest in 12 projects within the James Bay District, including the Eleonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain's 2010 budget is $7.5 million for gold exploration in Quebec.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax: (519) 940-4871, e-mail: info@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project - Assay Data

		2009 Eau Claire Assay Results							
Hole ID	**From**	**To**	**Length**	**Au**	**Au**	**Te g/t**	**Te**	**Vein ID**	**Notes**
			m	**g/t**	**oz/ton**	**g/t**	**oz/ton**		
ER09-230	34.3	34.8	0.50	**10.65**	**0.31**	**11.70**	**0.34**	**R**	
	45.1	46.1	1.00	**12.75**	**0.37**	**19.32**	**0.56**	**S**	
incl.	45.1	45.6	0.50	**24.30**	**0.71**	**36.20**	**1.06**		
ER09-231	5.5	6.5	1.00	**14.05**	**0.41**	**17.05**	**0.50**	**H**	
incl.	6.0	6.5	0.50	**17.75**	**0.52**	**18.95**	**0.55**		
	22.5	23.0	0.50	**8.64**	**0.25**	**8.48**	**0.25**	**I**	
	66.8	67.3	0.50	**25.20**	**0.74**	**38.80**	**1.13**	**JQ**	**VG**
	81.5	83.5	2.00	**4.71**	**0.14**	**5.85**	**0.17**	**R**	
ER09-232	46.3	54.3	**8.00**	**7.50**	**0.22**	**12.90**	**0.38**	**P**	
incl.	51.8	52.3	0.50	**15.05**	**0.44**	**20.50**	**0.60**		
incl.	52.8	53.3	0.50	**60.90**	**1.78**	**95.30**	**2.78**		
	65.2	65.7	0.50	**8.17**	**0.24**	**10.15**	**0.30**	**JQ**	**VG 11**
	75.5	76.5	1.00	**13.73**	**0.40**	**16.73**	**0.49**	**R**	
incl.	75.5	76.0	0.50	**24.10**	**0.70**	**29.20**	**0.85**		
ER09-233	55.6	61.1	**5.50**	**12.07**	**0.35**	**19.43**	**0.57**	**P**	
incl.	56.6	57.1	0.50	**21.60**	**0.63**	**23.70**	**0.69**		
incl.	57.1	57.6	0.50	**41.10**	**1.20**	**61.60**	**1.80**		
incl.	58.6	59.1	0.50	**14.15**	**0.41**	**32.70**	**0.95**		
incl.	60.6	61.1	0.50	**19.00**	**0.55**	**30.30**	**0.88**		
	75.4	77.4	2.00	**5.86**	**0.17**	**10.00**	**0.29**	**JQ**	**VG**
ER09-234	76.7	78.7	2.00	**8.02**	**0.23**	**11.77**	**0.34**	**JQ**	
incl.	77.2	77.7	0.50	**16.65**	**0.49**	**26.40**	**0.77**		**VG 2**
	84.2	84.7	0.50	**6.33**	**0.18**	**11.40**	**0.33**	**R**	
	93.5	95.0	1.50	**4.46**	**0.13**	**6.13**	**0.18**	**S**	
ER09-235	82.1	82.6	0.50	**17.00**	**0.50**	**29.00**	**0.85**	**JQ**	
	103.7	104.7	1.00	**10.38**	**0.30**	**12.53**	**0.37**	**S**	
incl.	103.7	104.2	0.50	**13.30**	**0.39**	**14.15**	**0.41**		
	199.1	200.6	1.50	**14.27**	**0.42**	**23.99**	**0.70**	**T**	
incl.	199.6	200.1	0.50	**39.60**	**1.16**	**66.70**	**1.95**		
ER09-236	151.5	152.5	1.00	**25.80**	**0.75**	**45.12**	**1.32**	**T**	
incl.	151.5	152.0	0.50	**44.10**	**1.29**	**81.10**	**2.37**		**VG 40+**
	242.5	243.0	0.50	**4.27**	**0.12**	**5.21**	**0.15**	**T8**	

		2009 Eau Claire Assay Results							
Hole ID	**From**	**To**	**Length**	**Au**	**Au**	**Te g/t**	**Te**	**Vein ID**	**Notes**
			m	**g/t**	**oz/ton**	**g/t**	**oz/ton**		
ER09-237	179.3	179.9	0.60	**5.18**	**0.15**	**7.72**	**0.23**	**T**	**VG**
	225.0	225.5	0.50	**7.22**	**0.21**	**10.85**	**0.32**	**T4**	
	235.0	238.5	**3.50**	**7.05**	**0.21**	**10.08**	**0.29**	**T5**	
incl.	236.5	237.0	0.50	**26.70**	**0.78**	**33.20**	**0.97**		
	244.0	246.5	**2.50**	**5.89**	**0.17**	**8.95**	**0.26**	**T6**	
incl.	246.0	246.5	0.50	**25.60**	**0.75**	**33.30**	**0.97**		
	249.0	250.5	**1.50**	**8.20**	**0.24**	**10.37**	**0.30**	**T7**	
incl.	249.5	250.0	0.50	**21.10**	**0.62**	**26.70**	**0.78**		
	274.8	275.8	1.00	**0.45**	**0.01**	**1.30**	**0.04**	**T8**	**VG 3**
ER09-238	236.1	237.1	1.00	**5.38**	**0.16**	**9.07**	**0.26**	**T5**	
	240.1	240.6	0.50	**6.22**	**0.18**	**12.95**	**0.38**	**T6**	
	282.2	283.2	1.00	**5.66**	**0.17**	**18.70**	**0.55**	**T9**	**VG 4**
ER09-239	176.5	189.0	**12.50**	0.83	**0.02**	**2.02**	**0.06**	**T**	
	261.5	266.5	**5.00**	0.63	**0.02**	**0.99**	**0.03**	**T9**	
ER09-240	37.6	38.6	1.00	**8.92**	**0.26**	**10.19**	**0.30**	**P**	
incl.	37.6	38.1	0.50	**14.70**	**0.43**	**16.30**	**0.48**		
	46.0	47.0	1.00	**15.04**	**0.44**	**21.83**	**0.64**	**JQ**	
incl.	46.0	46.5	0.50	**29.30**	**0.86**	**41.00**	**1.20**		
ER09-242	207.4	209.9	**2.50**	1.97	**0.06**	**3.00**	**0.09**	**T3**	
	239.5	240.0	**0.50**	**8.89**	**0.26**	**16.45**	**0.48**	**T5**	
ER09-243	160.4	160.9	**0.50**	4.90	**0.14**	**6.02**	**0.18**	**S4**	
	181.2	182.7	**1.50**	2.54	**0.07**	**5.91**	**0.17**	**T**	
	216.3	216.8	**0.50**	**42.40**	**1.24**	**16.20**	**0.47**	**T2**	
	272.9	273.4	**0.50**	**8.66**	**0.25**	**18.55**	**0.54**	**T7**	

Chemical analysis was completed by ALS CHEMEX Laboratories using a 50-gram split and gravimetric techniques. The visible gold samples were mechanically screened and assayed for metallics. Internal standards provided by an independent company and blank samples were inserted for quality control purposes. Assay samples are taken from HQ core, sawed in half along the core axis with one half sent to a commercial laboratory and the other half retained for future reference.

Note: Sample length approximates true thickness. VQTL VG = Quartz-tourmaline vein with visible gold. VG5+ = five grains of visible gold were identified in the sample. TE = visible grains of tellurides.

Table 2. Eau Claire Gold Deposit 2007-2009 Average composite gold grades

Number of Vein Intercepts	Average Grade Au g/t	Average Grade Au oz/ton	Length m	Cut off grade Au g/t
500	**12.4**	**0.36**	**1.37**	**1.7**
450	13.6	0.40	1.36	2.4
400	**15.2**	**0.44**	**1.33**	**3.3**
350	16.8	0.49	1.34	4.2
300	**18.4**	**0.54**	**1.38**	**5.0**
250	21.0	0.61	1.37	6.1
200	**24.6**	**0.72**	**1.36**	**7.8**
150	31.3	0.91	1.27	10.4
100	**43.0**	**1.26**	**1.21**	**15.0**
50	66.4	1.94	1.20	22.2
25	**114.3**	**3.34**	**1.06**	**35.6**
10	218.6	6.38	1.11	50.0

Eau Claire Gold Deposit - 2009 Drill Plan



Open Pit Target
300 Vein Intersections @ 18.4 g/t Au
Boomerang
254 g/t Au
640 g/t Ag
>500 g/t Te
Deposit Horizon
Visible Gold in 100 vein intercepts @ 42.6 g/t Au
Au-Ag-Cu Zone
LEGEND
Sediments
Mafic Volcanics
Alteration Zone (Schist)
Gold-quartz-tourmaline vein
Drill Hole assays Table 1
HQ Drill hole
Drill hole with visible gold
100 m
200 mN
100 mN
0 mN
-100 mN
-200 mN
-300 mN
-400 mN
-500 mE
-400 mE
-300 mE
-200 mE
-100 mE
0 mE
100 mE
200 mE
N
T
S
R
JQ
P
I
H
G
F
D
C
B
220 221 222 223 224 225 226 227 228 229 230
240
232 231
233
235 234
239
236
237
242 238
243 241 244
219 218
214
217
216
215
197
198
203
213
1209
201 200 202
212 211 204 210
208
205 206

January 21, 2010

Eastmain Resources Inc.